

05040609

BB 3/21

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | January 31, 2007 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

RECEIVED MAR 01 2005 SEC MAIL PROCESSING SECTION WASH. D.C. 179

| SEC FILE NUMBER |
|---|
| 8-29755 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/04 AND ENDING 12/31/04
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
DELAWARE DISTRIBUTORS, L.P.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2005 MARKET STREET
(No. and Street)

| PHILADELPHIA | PA | 19103 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICHARD SALUS (215) 255-1010
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG, LLP
(Name – *if individual, state last, first, middle name*)

| 2001 MARKET STREET | PHILADELPHIA | PA | 19103 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 23 2005 THOMSON FINANCIAL

RECEIVED MAR 01 2005 SEC MAIL PROCESSING SECTION WASH. D.C. 179

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/22/05

KK

# OATH OR AFFIRMATION

I, RICHARD SALUS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DELAWARE DISTRIBUTORS, L.P., as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Vera C. Parker, Notary Public
City Of Philadelphia, Philadelphia County
My Commission Expires Nov. 4, 2007
Member, Pennsylvania Association Of Notaries

Signature

CONTROLLER/TREASURER

Title

Sworn to and subscribed before me this 28 day of February 2005

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Delaware Distributors, L.P.

Financial Statements and Supplemental Information

Years ended December 31, 2004 and 2003

## Contents



Ernst & Young LLP
Two Commerce Square
Suite 4000
2001 Market Street
Philadelphia
Pennsylvania 19103-7096

Phone: (215) 448-5000
Fax: (215) 448-4069
www.ey.com

# Report of Independent Registered Public Accounting Firm

To the Partners of
Delaware Distributors, L.P.

We have audited the accompanying statements of financial condition of Delaware Distributors, L.P. (the Partnership) as of December 31, 2004 and 2003, and the related statements of operations, changes in partners' capital, and cash flows for the years then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Delaware Distributors, L.P. at December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 21, 2005

Delaware Distributors, L.P.

Statements of Financial Condition

*(In thousands)*

| | December 31 | |
|---|---|---|
| | **2004** | **2003** |
| **Assets** | | |
| Cash and cash equivalents | **$ 20,820** | $ 12,831 |
| Deferred dealer commissions, less accumulated amortization of $48,654 and $47,570, respectively | **32,132** | 41,441 |
| Due from affiliated mutual funds | **1,119** | 759 |
| Due from affiliates | **2,192** | 661 |
| Prepaid expenses and other assets | **2,982** | 2,322 |
| Total assets | **$ 59,245** | $ 58,014 |
| | | |
| **Liabilities and partners' capital** | | |
| Liabilities: | | |
| Accounts payable and accrued liabilities | **$ 2,370** | $ 1,871 |
| Due to affiliates | **7,930** | 6,339 |
| Accrued salaries and related expenses | **1,345** | 968 |
| Total liabilities | **11,645** | 9,178 |
| | | |
| Partners' capital: | | |
| General partner | **476** | 488 |
| Limited partners | **47,124** | 48,348 |
| Total partners' capital | **47,600** | 48,836 |
| Total liabilities and partners' capital | **$ 59,245** | $ 58,014 |

*See accompanying notes.*

Delaware Distributors, L.P.

Statements of Operations

*(In thousands)*

| | Year ended December 31 | |
|---|---|---|
| | **2004** | **2003** |
| **Revenues** | | |
| Administrative fees | **$ 31,405** | $ 26,400 |
| Commissions | **4,567** | 4,338 |
| Investment and other income | **431** | 205 |
| Loss on deferred dealer commissions | **(632)** | (1,476) |
| Total revenues | **35,771** | 29,467 |
| **Expenses** | | |
| Salaries and related expenses | **3,146** | 3,741 |
| Amortization | **20,956** | 20,708 |
| Selling, general, and administrative | **13,021** | 8,591 |
| Total expenses | **37,123** | 33,040 |
| Net loss before restructuring charges | **(1,352)** | (3,573) |
| Restructuring (income) charges | **(18)** | 795 |
| Net loss | **$ (1,334)** | $ (4,368) |

*See accompanying notes.*

## Delaware Distributors, L.P.

## Statements of Changes in Partners' Capital

*(In thousands)*

| | **Delaware Distributors, Inc. (General Partner)** | **Delaware Investment Advisers Series (Limited Partner)** | **Delaware Capital Management Series (Limited Partner)** | **Total** |
|---|---|---|---|---|
| **Percentage interest per partnership agreement** | **1%** | **98%** | **1%** | **100%** |
| Balances as of December 31, 2002 | $ 649 | $ 63,605 | $ 649 | $ 64,903 |
| Capital contribution – stock-based compensation | 3 | 295 | 3 | 301 |
| Distribution to partners | (120) | (11,760) | (120) | (12,000) |
| Net loss for the year ended December 31, 2003 | (44) | (4,280) | (44) | (4,368) |
| Balances as of December 31, 2003 | 488 | 47,860 | 488 | 48,836 |
| Capital contribution – stock-based compensation | **1** | **96** | **1** | **98** |
| Net loss for the year ended December 31, 2004 | **(13)** | **(1,308)** | **(13)** | **(1,334)** |
| Balances as of December 31, 2004 | **$ 476** | **$ 46,648** | **$ 476** | **$ 47,600** |

*See accompanying notes.*

Delaware Distributors, L.P.

Statements of Cash Flows

*(In thousands)*

| | Year ended December 31 | |
|---|---|---|
| | **2004** | **2003** |
| **Cash flows from operating activities** | | |
| Net loss | **$ (1,334)** | $ (4,368) |
| Adjustments to reconcile net loss to net cash provided by operating activities: | | |
| Stock-based compensation | **98** | 301 |
| Amortization | **20,956** | 20,708 |
| Loss on deferred dealer commissions | **632** | 1,476 |
| Change in assets and liabilities: | | |
| Deferred dealer commissions | **(12,279)** | (9,813) |
| Due from affiliated mutual funds | **(360)** | 226 |
| Due to/due from affiliates, net | **60** | 2,592 |
| Prepaid expenses and other assets | **(660)** | (370) |
| Accounts payable and accrued liabilities | **499** | (415) |
| Accrued salaries and related expenses | **377** | 327 |
| Net cash provided by operating activities | **7,989** | 10,664 |
| | | |
| **Cash flows from financing activities** | | |
| Distributions to partners | **–** | (12,000) |
| Net cash used in financing activities | **–** | (12,000) |
| | | |
| Net increase (decrease) in cash and cash equivalents | **7,989** | (1,336) |
| Cash and cash equivalents at beginning of year | **12,831** | 14,167 |
| Cash and cash equivalents at end of year | **$ 20,820** | $ 12,831 |

*See accompanying notes.*

Delaware Distributors, L.P.

Notes to Financial Statements

December 31, 2004

*(In thousands)*

## 1. Business

Delaware Distributors, L.P. (the Partnership) is a registered broker-dealer and is the national distributor for affiliated mutual funds. The partners are Delaware Distributors, Inc. (1% General Partner), Delaware Investment Advisers Series of Delaware Management Business Trust (98% Limited Partner), and Delaware Capital Management Series of Delaware Management Business Trust (1% Limited Partner), all of which are indirect wholly-owned subsidiaries of Delaware Investments U.S., Inc. (DIUS), which is an indirect wholly-owned subsidiary of Delaware Management Holdings, Inc. (Holdings). Holdings, an indirect wholly-owned subsidiary of Lincoln National Corporation (Lincoln), views the Partnership as an integral part of its investment management strategy.

The Partnership and other affiliated entities with which the Partnership does business are under common ownership and management control. The existence of this control could result in operating results or financial position of the Partnership significantly different from those that would have been obtained if the Partnership were autonomous.

## 2. Significant Accounting Policies

### Deferred Dealer Commissions

Sales commissions paid to dealers in connection with the sale of shares of open-end affiliated mutual funds sold without a front-end sales charge are capitalized and amortized over a period that approximates the period of time during which such commissions are expected to be recovered from distribution plan (12b-1) payments received from the applicable affiliated mutual funds and contingent deferred sales charges received from shareholders upon the redemption of their shares. Amortization of deferred dealer commissions includes amounts related to contingent deferred sales charges received. Gains and losses on deferred dealer commissions are determined based on the difference between the contingent deferred sales charge received and the applicable carrying value.

The deferred dealer commission asset is evaluated for impairment at least annually based on estimated future undiscounted cash flows expected to be received. The results of impairment at December 31, 2004 indicated that the deferred dealer commission asset is not impaired.

*(In thousands)*

## 2. Significant Accounting Policies (continued)

### Cash and Cash Equivalents

Cash and cash equivalents include demand deposits and money market accounts in banks and other financial institutions and affiliated money market mutual funds.

### Revenue

Administrative fees are received from affiliates and are recorded as earned.

Commissions income is comprised of net sales charges retained by the Partnership relating to purchases and redemptions of shares of open-end affiliated mutual funds and related products. Included are collections of deferred sales charges of $4,274 and $4,744 for the years ended December 31, 2004 and 2003, respectively.

### Stock Options

Certain of the Partnership's employees participate in stock option incentive plans sponsored by Lincoln and DIUS, as described more fully in Note 4. Effective January 1, 2003, Lincoln and DIUS adopted the fair value method of accounting for stock-based employee compensation under the provisions of FASB Statement No. 123, *Accounting for Stock-Based Compensation.* Accordingly, the Partnership recognizes compensation expense, as provided to the Partnership by the plan sponsors, for options granted to employees of the Partnership under the Lincoln and DIUS stock option incentive plans. Periods prior to January 1, 2003 have been restated under the retroactive restatement method of adoption prescribed by FASB Statement No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure,* to reflect the compensation cost that would have been recognized had the fair value method of accounting for stock-based employee compensation been applied to all awards granted to employees after January 1, 1995.

### Selling, General, and Administrative Expenses

Selling, general, and administrative expenses are reflected net of 12b-1 plan payments received from the applicable affiliated mutual funds and related products of $49,481 and $41,009 for the years ended December 31, 2004 and 2003, respectively.

*(In thousands)*

## 2. Significant Accounting Policies (continued)

### Taxes

Under the provisions of the Internal Revenue Code and applicable state and local tax regulations, the taxable income or loss of the Partnership is reported in the tax returns of the partners in accordance with the terms of the partnership agreement. Accordingly, no provision has been made in the accompanying financial statements for federal, state, or local taxes.

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

## 3. Net Capital Requirements

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. The Partnership's net capital, required net capital, and ratio of aggregate indebtedness to net capital were as follows:

| | December 31 | |
|---|---|---|
| | **2004** | **2003** |
| Net capital | **$ 8,748** | $ 3,376 |
| Required net capital | **$ 776** | $ 612 |
| Ratio of aggregate indebtedness to net capital | **1.33 to 1** | 2.72 to 1 |

## 4. Employee Benefit Plans

### Defined Contribution Plans

The Partnership participates in a defined contribution money purchase plan sponsored by Holdings. The Partnership makes annual contributions to the plan equal to 7.5% of a participant's eligible compensation, subject to Internal Revenue Service limitations. Expense related to the plan totaled $147 and $145 in 2004 and 2003, respectively.

*(In thousands)*

## 4. Employee Benefit Plans (continued)

### Defined Contribution Plans (continued)

The Partnership participates in a 401(k) plan sponsored by Lincoln. The Partnership makes matching contributions to the plan that are equal to a participant's pretax contribution, up to 6% of his or her eligible compensation, multiplied by a percentage, ranging from 50% to 150%, which varies according to certain incentive criteria as determined by Lincoln's Board of Directors. Expense related to the 401(k) plan totaled $153 and $116 in 2004 and 2003, respectively.

### Stock Option Plans

Certain of the Partnership's employees participate in stock option incentive plans sponsored by Lincoln and DIUS. Stock options awarded under the Lincoln and DIUS plans were granted with an exercise price equal to the market value of the related stock at the date of grant and, subject to continuation of employment, expire between 7 and 10 years from the date of grant. These stock options granted become exercisable in 25% increments over the four-year period following the option grant anniversary date. The Partnership recognized $21 and $278 of expense in 2004 and 2003, respectively, related to these stock option awards. There were no Lincoln options issued in 2004 or 2003 to employees of the Company.

Beginning in 2003, certain employees of the Partnership were awarded performance shares of Lincoln stock. Expense calculations for performance shares that were granted in 2003 have been based upon the current assumption that the actual performance achievement over the three year performance measurement period will result in 150% target levels of long-term incentive compensation payouts, while the expense calculation for 2004 grants have assumed target levels. The Partnership recognized $77 and $23 of expense in 2004 and 2003, respectively, for awards under this program. As the three year performance period progresses, Lincoln will continue to refine its estimate of the expense associated with these awards so that by the end of the three year performance period, the Partnership's cumulative expense will reflect the actual level of awards that vest.

*(In thousands)*

## 5. Related Party Transactions

The related party transactions below are in addition to those discussed elsewhere in the notes to the financial statements.

The Partnership has an agreement with Lincoln Financial Distributors (LFD), an indirect, wholly-owned subsidiary of Lincoln, under which the Partnership engaged LFD to promote the sale of affiliated mutual funds and related products through broker/dealers, financial advisors and other financial intermediaries. Included in selling, general, and administrative expenses are $19,809 and $12,806 related to the services provided under this agreement for the years ended December 31, 2004 and 2003, respectively.

In addition, the Partnership was charged selling, general, and administrative expenses of $6,490 and $4,675 by affiliates for the years ended December 31, 2004 and 2003, respectively.

## 6. Restructuring Charges

In 2003, the Partnership participated in Lincoln's corporate wide initiative to reduce operating expenses, realign businesses, and position its businesses for future growth. As a result, the Partnership incurred restructuring charges of $795 during 2003. The expenses are primarily related to employee severance and termination benefits. The restructuring was completed in 2004 and the remaining restructuring liability of $18 was reversed.

# Supplemental Information

Delaware Distributors, L.P.

Schedule I—Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2004

*(In thousands)*

| | |
|---|---|
| Net capital | |
| Total partnership capital | $ 47,600 |
| Deductions: | |
| Total nonallowable assets | 38,425 |
| Security haircuts | 402 |
| Other | 25 |
| Net capital | $ 8,748 |
| | |
| Aggregate indebtedness | |
| Items included in Statement of Financial Condition: | |
| Total liabilities | $ 11,645 |
| Total aggregate indebtedness | $ 11,645 |
| | |
| Computation of basic net capital requirement | |
| Minimum net capital required | $ 776 |
| | |
| Excess net capital | $ 7,972 |
| | |
| Excess net capital at 1000% (net capital less 10% of aggregate indebtedness) | $ 7,584 |
| | |
| Ratio: Aggregate indebtedness to net capital | 1.33 to 1 |
| | |
| Reconciliation with Partnership's Computation (included in Part IIA of Form X-17a-5 as of December 31, 2004) | |
| Net capital, as reported in Partnership's Part IIA Focus Report (unaudited) | $ 8,748 |
| Net capital as calculated above | 8,748 |
| Difference | $ – |

Delaware Distributors, L.P.

Schedule II—Computation for Determination of Reserve Requirements
and Information for Possession or Control Requirements
Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2004

The Partnership is exempt from Rule 15c3-3 of the Securities and Exchange Commission under Section (k)(2)(i) of the Rule.



Ernst & Young LLP
Two Commerce Square
Suite 4000
2001 Market Street
Philadelphia
Pennsylvania 19103-7096

Phone: (215) 448-5000
Fax: (215) 448-4069
www.ey.com

# Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5 of the Securities and Exchange Commission

To the Partners of
Delaware Distributors, L.P.

In planning and performing our audit of the financial statements and supplemental schedules of Delaware Distributors, L.P. (the "Partnership") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Partnership, including tests of compliance with such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices

and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet the such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2004, to meet the SEC's criteria.

This report is intended solely for the information and use of the partners, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 21, 2005